UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HEWITT ASSOCIATES, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

John M. Ryan

Hewitt Associates, Inc.

100 Half Day Road

Lincolnshire, Illinois 60069

Tel. No.: (847) 295-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:    ☐

SCHEDULE 13D

1	NAME OF REPORTING PERSON. Each of the persons identified on Appendix A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America unless otherwise listed on Appendix A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 58,490,609 Covered Shares held by Covered Persons(1) 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,490,609 shares of Class B Common Stock(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.3%
14

TYPE OF REPORTING PERSON

IN as to persons listed in Appendix A under caption “Individuals”; OO as to persons listed in Appendix A under captions “Trusts” and “Limited Liability Companies”; PN as to persons listed in Appendix A under caption “Partnerships”; CO as to persons listed in Appendix A under caption “Corporations”.

(1)	Please see Item 2 for definitions
(2)	Each Covered Person disclaims beneficial ownership of all shares of common stock held by any other Covered Person.

APPENDIX A

Name of Reporting Persons
Individuals	Citizenship (United States unless otherwise indicated)

Abazoris, Norman V.
Ablin, Marlene Joyce
Abosch, Kenan Seth
Acker, Peter David
Adams, Judith
Adams, Mark J.
Africk, Caryn
Alexander, Jane F.
Anand, Sanjiv Krishan
Anderson, Bradley A.
Anderson, John L.
Anderson, Linda L.
Arbaugh, Karl E.
Argue, J. Gordon	Canada
Arian, Mark David
Baggett, Jeffrey L.
Bagin, Erik
Baird, Elizabeth A.
Baird, Elizabeth as Custodian
Baird, Sharon J.
Baird, Nathaniel T
Baldwin, Bettye	Puerto Rico
Baloun, James
Balthazor, Patricia Joan
Barnes, Karen A.
Barry, Joseph Gerard
Barth, Jeffrey
Barylak, Gretchen Karol Lund
Basofin, Richard
Bassick, E. Webb
Baumruk, Raymond W.
Bausch, John J.
Beauregard, Thomas R.
Belmonte Jr., Frank
Beneteau, Robert J.	Canada
Bennett, Peter L.	United Kingdom
Bennett, Jane H.	United Kingdom
Bennett, Brandon W.
Bennett, Michael John	Australia
Bentson, Margaret A.
Bernsee, Robert W.
Bernstein, Z. Samuel
Bialek, Joseph G.
Bicos, Sandy
Biersack, Donna Marie
Biggins, Peter
Billard, Lisette
Blasco, Guido	Italy
Blecher, Maurice David

Bloomer, James
Boden, Beth
Boerner, Peter R
Bollert, Duane C.
Borchert, Timothy John
Borgman, Peter J.
Boulter, David
Bourquin, Francis	Switzerland
Brab, Regina
Bradford, Timothy M
Bradley, Scott
Brandorff, Perry O.
Brost, David
Brovich, Christopher
Brown, J. Allan	Canada
Bruce, William C.
Bruner, Jack E.
Bryant, Ronald Victor
Bueltmann, Ann N.
Buesing, William R.
Burke, Patrick J
Burmeister, Monica M.
Butler, Michael J.
Butterworth, Thomas C
Byrd, Jeffrey W.
Byron, Linda	Canada
Caffarelli, Brian Thomas
Cahn, David M.
Camferdam, Steven Robert
Campbell, Daniel J.
Campbell, Robert B., Jr.
Campbell, Robert C.
Campbell, Stephen E.
Carey, Douglas J.
Carlson, Thomas D.
Carnegie, Jerry Y
Carracher, Nancy O.
Carroll, Annette Rosinski
Carswell, Thomas A
Carter, Gary L.
Cartolano, Curtis M.
Casmer, David M.
Certain, Stephanie L
Chambers, Sandra Ann Miller
Christiansen, Christofer
Clarke, Brenda A.
Clarke, Michael
Clemens, Thomas P.
Clymer, Jeff
Cochran, William R.
Cochrane, Martha J.
Cole, Ray
Coletto, Nancy
Collura, Kathryn Jean
Conilh de Beyssac, Thierry	France
Connolly, Amy C.

Connolly, Sean
Connolly, C. Lawrence, III
Cook, Sandra Lee
Coolley, Nancy E.
Coppock, Melissa Shirk
Coppock, Steven M.
Corcoran, Maureen Ann
Corne, Yves	Belgium
Cornwall, Lynn
Corvette, Gail H
Crandell, Bradford E
Crawford, Neil M.	Canada
Cromer, Richard B
Crowley, Sue
Crowley, William A
Currie, Katharine Claire
Dahm, Joanne
Dale, James
Darbyshire, Paula R
Datta, Sumer	India
Davids, Richard W
Deacon, Faye A.
Deasey, John J.
DeCanniere, Dan
Decker, Julie
DeGregorio, Susan M.
DeKeyzer, Johan
Delahanty, Edward L
DeLuca, Linda L.	Canada
Denlinger, Kurt
Dephtereos, Marjorie B.
Desenis, Judith M.
Detmer, Edward J.
Dhingra, Gautam
Dickmann, Karen M.
Diemer, Richard L
Dixon, William E.
Dodd, Kathryn M.
Dodd, Robert M
Doege, Paul R
Dolan, Elizabeth M.
Dolezal, Craig
Doucette, Joseph J
Doucette, Stephen F.
Doyle, Bryan Joseph
Duncan, William Bradley
Dunlap, Robert A.
Durbala, Michael R.
Dutton, Leslie	Canada
Eads, Jack W.
Eaker, Robert Charles
Earle, Thomas Warren
Eavenson, William T.
Eberlein, Dianne Lynn
Eddington, Thomas L.
Edelstein, Carol M.

Eeckman, Philippe	France
Egan, Peter S
Eikenberg, Darcy Lee
Elder, Joni Lee
Evans, John M
Ewing, Larry R
Fahling, Gerald O.
Fanning, J. Mark
Fastman, Bernardo Alberto	Argentina
Ferreri, James P
Finan, Lois C.
Fischer, Charles
Fisher, Enrique A
Fixmer, John P
Flint, Tom F.
Forsberg, Michael S.
Fortosis, David C.
Fox, Roberta D.
Francey, Claude	Switzerland
Franco, Edward E. V.
Franke, John T.
Freedman, David	United Kingdom
Freundt, James F.
Friedes, Peter E
Friese, Lainchen M.
Fry, Lisa Anne
Furer, Burkhard	Germany
Futterman, Ronald Alan
Gallo, Sabina V.
Gandossy, Robert P.
Gang, Barry S
Gangloff, Sabine	Germany
Garabedian, Thomas J.
Gardner, John D.
Gayda, Joseph J
Gayley, John K.
Ghiulamila, Anne-Laurence	France
Gibbons, Michael
Gifford, Dale L
Gordon, Julie Starkman
Gordon, Mark K.
Goudriaan, Robert	Netherlands
Graham, Michael Eugene
Grant, Philip D.
Gray, Guy Earl
Gray, Stephen Michael
Grayson, Valerie A.
Greenbaum, David
Greene, William H.
Gregory, C. William
Gretzinger III, Ralph E
Guagliardo, Nicolo
Gubitosi, Alan
Gubman, Edward Lee
Guthman, Michael A
Halaburt, Thomas L.

Halleen, Steven J.
Hallen, Christian Eric
Halliday, Timothy	United Kingdom
Halperin, Frederic
Hancock, Kip K.
Hand, Janice S.
Hanlon, Charles E.
Hansen, Michelle Elaine
Harlow, Carole Jean
Harris, Anne M.
Harvey, James J.
Hasbargen, Donald W
Haugen, Peter J.
Hauser, Brenda
Hauser, Linda S.
Hauser, Thomas J.
Haverick, David R.
Hazen, Mary Judd
Healy, Christopher R.
Heiring, George W
Henderson, Don Berwell
Hernandez, Javier
Hessler, Donald R
Higginbotham, Stanley Lamar
Hiles, Andrew H.
Hilgenberg, Timothy S
Hill, Michael R.
Hinman, Richard C.
Hirano, Robin Miller
Hochberg, Renee F.
Hoerger, Susan Yarosh
Hogg, Barbara J
Holland, Daniel J.
Holland, Kimberly
Holscher, Carsten	Germany
Hoos, John O
Horton, Michael D
Howes, Paul D.
Howlett, Catherine
Hoyal, Mark Lawrence
Huggard Caine Reti, Andrea Veronica	Brazil
Hughey, Thomas M
Hunt, David
Hurst, Linda S.
Hutson, Richard W
Huxsaw, Lynne
Hyman, Jeffrey S.
Irion, Brian P.
Irons, Neil	Belgium
Irwin, Barbara Jane
Istnick, Robert L
Jacobs, Ari N.
Jagla, Julie
James, Alison A
James, Ken E
James, William R.

Jarrett, Thomas Mark
Jeffay, Jason
Jensen, Phillip Claude
Johnson, Robert F.
Johnston, Michael L.
Jones, Allen F.
Jones, David B.
Jones, J. Michael
Jones, Michael B
Jones, Richard E.
Jones, Ronald A
Jost, Michael G
Kaberon, Daniel Adam
Kairey, Mindy
Kaiser, Marc Steven
Kann, Raymond
Kantor, Richard Geza
Kapahi, Naveen	Canada
Kaplan, Tilda Jarolim
Kars, Jan	Netherlands
Kellogg, Gail V.
Kelly Jr., Vincent J.
Kelly, James William
Kenney, Suzanne M.
Kerpan, James P
Kieley, John
Kimler, Brad
Kincaid, Maureen A.
Kinsley, Heather R.
Klein, Jeffrey
Klonoff, Jeffrey Allen
Knox, Christine M.
Kohlbry, Kathleen M.
Kolb, John
Konieczny, James R.
Koo, James	Canada
Kopec, Albert
Koralik, Susan K.
Kordus, Claude
Kozak, Gregory J.
Krause, Debra W.
Kriegh, James A
Laketek, Maryann
Lally, Jane F.
Lamp, Cory Christopher
LaSorte, Joseph A.
Laspisa, Esther Kaplan
Laufer, Jacques
Laugharn, Gary
Lawrence, Simon	United Kingdom
Leckie, Annette Schnack
Lee, Michael R.
Lee, Steven G.
Leighton, Stephen M
Leister, Kellen
Leone, Robert J.

Levin, Howard J.
Leyendecker, Mary A.
Lima, Jean-Charles	Canada
Lindberg, Kenneth W
Lindquist, Judith A.
Livsey, Frank	Canada
Lloyd, Ronald Rhys	Canada
Lucey, Richard JV
Lui, Cheryl M.
Lynch, John C.
Makuck, Brian D.
Maskaleris, Elias R.
Mason II, William L.
Mateja, Linda L.
Mathews, Donna M
Mathews, Donna M as custodian for Leslie Anne Mathews
Mathews, Lindsey C.
Matson, Stephen A.
Mattingly, Sharon	United Kingdom
Maurer, Otto
McArdle, Frank B.
McCane, Steven William
McDonald, Danielle R.
McFall, Daniel F.
McGhee, James W.
McGill, Patrick Lyman
McGough, James C
McGuire, Francis Xavier
McKay, Robert J	Canada
McRae, Lisa Ann Smedstad
Mercado, Orlando	Puerto Rico
Meshboum, Stuart
Messick, Scott E.
Meuse, James David
Miller, Lisa	United Kingdom
Miller, Lori L.
Millson, Scott A.
Milo, Scott Vincent
Minner Jr., Donald
Mitchell, Laurie Leilani
Mittelbrun, Theresa D.
Mitter, Mark T.
Moody, Richard L
Moore, Bradley C
Moran Jr., John
Moreland, Mary K.
Morgan, Pamela Dale
Morris, Peter J.
Moses, John D.
Mott, Thomas Robert
Muench, Carol
Muirhead, Peter	Canada
Munn, Jeffrey
Munn, Sally
Murphy, Blake Potter
Murphy, Michael J.

Murray, Mark Andrew
Murray, Philip E	United Kingdom
Nelson, James E.
Nelson, Mark Andrew
Nerheim, Lori A
Neville, Thomas
Newton, Christopher Mark	Canada
Nichols, Richard C.
Nolen, Tanya Flourney
Nunes, Jane Ann
O’Connor, John R.
O’Meara, Robert J
O’Regan, Thomas J
Ornt, Yvonne Gatcheff
Osborn, Jacqueline
Oshima, Mark Masao
Osicka, Charles J
Osrin, Neville P	United Kingdom
Owens, Kevin
Ozark, James G
Padfield, Mark R.
Padula, Matthew D.
Paine, Thomas H
Pallerino, Nancy
Palmer, Christopher S
Papantonis, Perry C.
Papier, Jonathan M	United Kingdom
Parfitt, Mary Ann
Parker, T. Alan	Australia
Parrish, Norman W.
Patrick, Andrew
Patrick, Phyllis Elaine (Estate of)
Patrick, Rodger R
Patrick, Victor
Pellettieri, Karen M.
Penter, Robert L.
Perrine, Nicole
Peterson, Alison Ann
Peterson, E Scott
Peterson, Larry W.
Peterson, Steven W.
Pierce, David
Pinzur, Laurence A.
Piro Jr., John D.
Pogue, Thomas A.
Polk, Mary Ann
Pontello, Leslie B.
Pooley, Joanne	Canada
Powell, Lowell
Powers, Michael J.
Prange, Sue L.
Pratscher, Gary W.
Primmer, Roger L.
Prospect, Theodore A.
Puciaty, Anton J
Pulliam, William R

Purtell, Jocelyn Patrice
Quenan, Patrick W.
Rackey, David A.
Raffety, David Keith
Ramsey, E. Stephen
Ready, Robert D
Reichenbach, Lee Donna
Reschke, Karin	Germany
Rhodes, Wendy S.
Rieger Jr., Leon
Ripp, Jeanette M
Riva, Katia	Italy
Robb, Marybeth C
Roberts, John Cecil
Robison, R. Jack
Roch, Thomas F
Roettig, Paul	Austria
Romanchek, Robert A.
Romweber, Jane T.
Roof, Timothy C.
Roque, Francisco A.
Rosmarin, Douglas J
Rosow, Stanley M
Ross, Peter E.
Rubin, Daniel J.
Rumzis, Edward D.
Rushin, James J.
Ruth, Linda Cushman
Ruth, Lloyd
Ryan, Duffy
Ryan, John M.
Ryan, Michael John
Sales, Mary E.
Sanborn, Peter A.
Sanders, John B.	Canada
Santos Jr., Alberto
Santos, Alberto Dr.
Santos, Anastacia
Santos, Lane Johanna Jaeckle
Santos, Miguel Antonio
Sarrazin, Eric	France
Sartain, Keith T.
Sawyer, Eileen C.
Schardt, Michael Alan
Schaus, Stacy L.
Scheele, Christopher S.
Scheele, Teresa L.
Scheffel, Elizabeth J.
Schippers, Norman
Schippers, Sandy
Schlachtmeyer, Albert S
Schlachtmeyer, Laura
Schlachtmeyer, Melissa
Schmitt, Kyle A.
Schmitz, Thomas L.
Schnoenenberger, Vitus	Switzerland

Schultz, Michael D.
Schwartz, Jan E
Schwartzman, Ted J.
Schwehr, Mark D.
Scott, William
Seim, Sharon
Seltz, Christine A.
Shafer, Paul M.
Shakeel, Mazen A.	Canada
Shapira, Allan	Canada
Sharp IV, Frederick Inman
Shaul, Matthew
Shelton, Kenneth A.
Shepherd, Janet E.
Sher, Fred C
Shillingburg, John Douglas
Shimizu, Tomo	Japan
Shipman, Don R.
Silva, Anthony A.
Simmermaker, Jordan L.
Smith, Bradley
Smith, Eddie C.
Sneden, William M.
Soja, Richele A
Sorensen, Michael
Sorrentino, Anthony S
Spacapan, Kevin Lee
Spangrud, Mark J.
Sperling, Rosalyn M.
Sperling, Kenneth L.
Stanar, Thomas J
Steinberg, Allen Terry
Steinberg, Mona Jill
Stewart, Curtis W
Stifter, Jeredith W
Stiroh Jr., Bernard J.
Stock, Mary C.
Strecker, Jefferson Lee
Sural, Brenda J.
Swanson, Mark A.
Swinehart, Kathy Lea
Sze, Michael
Tagge, Rosemary E
Tate, Robert
Tatsuguchi, Nancy M
Tenner, Leonard R.
Thomann, Daniel	Switzerland
Thomas, Sean W.
Thompson, Greggory R.
Thompson, Theresa
Thorpe, Elizabeth Patrick
Tobin, Harold B.
Toivari-Case, Carrie Marie
Tompkins, John C	Canada
Toth, Frederick Carter
Trahan, Daniel C.

Trahan, Susan R.
Trahan, Thomas M.
Trahan, Uraiwan
Trahan, Michael Lee
Tucker, Larry John
Twery, Scott Craig
Ubelhart, Mark C
Vaccari, Margee S.
Vaccari, Thomas S.
Valentine, Lawrence V.
Vandersanden, Robert	Canada
VanThournout, Richard A.
Veit, Anne A
Verseman, David W.
Virmani, Ravi	India
Visus, Deborah A.
Vlajkovic, John
Vogrich, Robert M.
Wagner, Francis H. T.
Wagner, William P as custodian for Katie Wagner
Wagner, Stephen B
Wallace, John J
Wardner, Julie A.
Watkins, Eric M.
Watson, Laura M
Waymel, Colleen Austin
Waymel, Raymond J.
Weaver Jr, Pearce R.
Weaver, Trinda N.
Weaver, Dorothy J.
Weinberg, Robert
Welkie, Robert Steven
Wermeille, Francoise	Switzerland
Westervelt, Arthur Lee
Westwood, Jerry R
Whinfrey, Judith A.
Whitney Jr., Mark S.
Wilen, Robert E.
Wille, David J.
Williams, Jonathan David	Australia
Wilson, Gerald I
Wilson, Jerry F.
Winkler, Kerstin
Winston, Rebecca L.
Wise, Christi Rager
Witkowski, Wayne E.
Woldridge, Scott M.
Wolf, James K
Wood, Thomas E
Wooding, Shelley A.	Canada
Woodrum, James D.
Wright, Michael B.
Wright, Peter
Wunsch, Gerald E.
Yamamoto, Dale H
Yezzi, Anthony P

Young, William G.
Zadell, William R.
Zielke, Elizabeth K.
Zimmer, Jane E
Zimmerman, Ross
Zurek, Colleen A.

Trusts	Place of Organization

Annette S. Leckie 2003 Revocable Trust	Massachusetts
Cangelosi/Gallo Family Trust	California
Carole J. Harlow 1994 Trust	California
Charles Fischer Declaration of Trust	Illinois
Christopher R. Healy Declaration of Trust	Illinois
C. Lawrence Connolly III 2004 Irrevocable Trust	Illinois
Daniel J. Rubin Trust	Illinois
David L. Hunt Revocable Trust	Connecticut
Esther K. Laspisa Revocable Trust	Illinois
Ewing Trust Agreement	California
Francis B. McArdle Revocable Living Trust	Maryland
Francisco A. Roque 1999 Living Trust	Illinois
James E. Nelson Irrevocable Trust	Florida
James G. Ozark Trust	Illinois
Jerry R. Westwood Trust	Illinois
John C. Roberts and Angela M. Roberts Revocable Trust	Arizona
John Hoos Revocable Trust	Illinois
Kann Family Trust	California
Kathleen M. Trahan Revocable Trust	Illinois
Lawrence J. Laspisa Revocable Trust	Illinois
Leonard Tenner Revocable Trust	Illinois
Linda L. Anderson Trust	Illinois
Roberta Tenner Revocable Trust	Illinois
Mary Lynn Eubanks 1999 Living Trust	Illinois
Maureen Kincaid Trust	Illinois
Michael L. Trahan Revocable Trust	Illinois
Renee F. Hochberg Living Trust	Illinois
The Richard L. Moody Trust	Illinois
Richard L. Diemer Revocable Trust	Illinois
Richard W. Hutson Declaration of Trust	Illinois
Richard W. Hutson Irrevocable Trust Dated FBO Joseph B Hutson	Illinois
Richard W. Hutson Irrevocable Trust Dated FBO Amanda R. Hutson	Illinois
Richard W. Hutson 1998 Irrevocable Trust FBO: Brennan B. Hutson	Illinois
Smith Family Trust	Arizona
Steinberg Revocable Trust	California
Ted J. Schwartzman Trust	Connecticut
The David Yanis Trust	Florida
The Dorothy J. Weaver Trust	California
The Martha J. Cochrane Declaration of Trust	Massachusetts
The Peterson Family Trust	California
Thomas Paine and Teresa Norton Revocable Trust	California
Thomas E. Wood Revocable Trust	Illinois
William James Trust	Illinois

Partnerships*	Place of Organization

Buesing Family Limited Partnership, William R. Buesing, General Partner	Connecticut

Robert and Sandra Cook Family Limited Partnerhship, Sandra Cook, General Partner	Illinois
Franke Investments, L.P., John Terrence Franke, Managing General Partner	Illinois
The TJG Limited Partnership, Thomas J. Garabedian, General Partner	Delaware
Gifford Holdings, L.P., Dale L. Gifford, General Partner	Delaware
Gretzinger Family Limited Partnership, Ralph E. Gretzinger, III, General Partner	Delaware
DJH Investments, L.P., Daniel J. Holland, General Partner	Texas
Hutson Family Limited Partnership, Richard W. Hutson, Trustee under the Richard W. Hutson Declaration of Trust Dated November 6, 1989, General Partner	Illinois
Michael B. Jones Family Limited Partnership, Michael B. Jones, General Partner	Delaware
Kieley Investment L.P. I, John Kieley, General Partner	Delaware
JJJO Partnership, L.P., James G. Ozark and Maureen A. Kincaid, General Partners	Massachusetts
KBAM Ventures, L.P., Maureen A. Kincaid and James G. Ozark, General Partners	Illinois
Levin Family Limited Partnership, Howard J. Levin, Trustee of the Howard J. Levin Revocable Trust, dated September 28, 1994, General Partner	Connecticut
SJM Holdings, L.P., Mark A. Murray, Managing General Partner	New Jersey
Pinzur Limited Partnership, Laurence A. Pinzur, General Partner	Wyoming
Deer Park Limited Partnership, Jocelyn Purtell, General Partner	Florida
SCS Family Limited Partnership, E. Stephen Ramsey, General Partner	Wisconsin
Roch Family Limited Partnership, Thomas F. Roch, General Partner	California
Rosow Family Limited Partnership, Stanley M. Rosow, General Partner	Illinois
Schmitz Family Limited Partnership, Thomas L. Schmitz, General Partner	Illinois
A.C.J.L. Shafer Family Limited Partnership, Paul M. Shafer, General Partner	Delaware
Red Rock West Limited Partnership, Janet E. Shepherd, General Partner	Massachusetts
Wilson Family Limited Partnership, Gerald I. Wilson, General Partner	Illinois

*	Citizenship of each General Partner is United States

Limited Liability Companies	Place of Organization

Hewitt Holdings LLC	Illinois

Corporations*	Place of Organization

Groen Participaties B.V. (controlled by Abraham Groen)	Netherlands
Jungman Participaties B.V. (controlled by Alexander Jungman)	Netherlands
Kraak Participaties B.V. (controlled by Cornelis Kraak)	Netherlands
Middelbos Participaties B.V. (controlled by Robertus Middelbos)	Netherlands
Nagtegaal Participaties B.V. (controlled by Andries Nagtegaal)	Netherlands
VanHooff Participaties B.V. (controlled by Cornelis van Hooff)	Netherlands
VanLeeuwen Participaties B.V. (controlled by Jan van Leeuwen)	Netherlands

*	Controlling shareholders are all Dutch citizens

SCHEDULE 13D

This Amendment No. 1 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this “Schedule”). This Amendment No. 1 is being filed principally because certain Covered Persons have disposed of Covered Shares.

Item 1. Security and Issuer

This statement relates to the Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of Hewitt Associates, Inc., a Delaware corporation (“Hewitt” or the “Issuer”), having its principal executive offices at 100 Half Day Road, Lincolnshire, Illinois 60069. Hewitt is a global human resources outsourcing and consulting firm.

Item 2. Identity and Background

(a), (b), (c) (f) The cover page to this schedule and Appendix A hereto contain the names of the persons (“Covered Persons”) who beneficially own shares of Class B Common Stock subject to a Stockholders’ Agreement (“Covered Shares”), dated as of July 1, 2003, to which the Covered Persons are parties (as amended from time to time, the “Stockholders’ Agreement”). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Stockholders’ Agreement.

Appendix A hereto also provides the citizenship or place of organization of each Covered Person. Each Covered Person who is an individual (an “Individual Covered Person”) is a professional employed or formerly employed by Hewitt or one of its affiliates or a permitted transferee of such employee or former employee. Each Covered Person who is not an individual (other than FORE Holdings LLC, formerly Hewitt Holdings LLC (“Holdings”)) is a trust, limited partnership, limited liability company or corporation created for estate planning purposes by a person who is employed or was formerly employed by Hewitt or one of its affiliates and is or was a member of Holdings (an “owner” or a “Holdings owner”). Each Covered Person listed in Appendix A under the caption “Partnerships” (an “LP Covered Person”) is a limited partnership of which a Holdings owner is the general partner. Each Covered Person listed in Appendix A under the caption “Corporations” (a “Corporate Covered Person”) is controlled by a Holdings owner. The business address of each Covered Person for purposes of this Schedule is 100 Half Day Road, Lincolnshire, Illinois 60069.

(d), (e) During the last five years no Covered Person or, to the best knowledge of the Covered Persons, any executive officer or director of a Covered Person, general partner of an LP Covered Person or person controlling a Corporate Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Covered Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In connection with Hewitt’s transition to a corporate structure, Hewitt was formed as a subsidiary of Holdings. In May 2002, Holdings transferred all of its ownership interest in Hewitt Associates LLC to Hewitt thereby making Hewitt Associates LLC a wholly owned subsidiary of Hewitt, the Holdings owners (with the exception of retired Holdings owners) became employees of Hewitt and Hewitt issued 70,819,520 shares of its Class B Common Stock, all of which were held of record by Holdings. Each Holdings owner retained an interest in Holdings and an undivided, indirect interest in the shares of the Class B Common Stock held by Holdings on the owners’ behalf. On July 1, 2003, Holdings distributed the shares of Class B Common Stock to its owners (with the exception of shares which will continue to be held by Holdings on behalf of certain owners who reside outside the United States) and in connection therewith, the owners signed the Stockholders’ Agreement.

Covered Persons may own and may from time to time acquire shares of Hewitt’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”), which are not subject to the Stockholders’ Agreement, for investment purposes. Such shares of Class A Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

Item 4. Purpose of Transaction

Holdings acquired the shares of Class B Common Stock in connection with Hewitt’s transition to a corporate structure and subsequently distributed the shares to its owners as described in response to Item 3. Please see the response to Item 6 for information regarding the rights and obligations of the Covered Persons with respect to the Covered Shares. The Covered Persons may from time to time acquire shares of Class A Common Stock which are not subject to the foregoing restrictions for investment purposes or upon award of Class A Common Stock or options to purchase Class A Common Stock pursuant to Hewitt’s incentive compensation plan. Except as described in Item 6, none of Holdings or the Covered Persons have any plans or proposals which related to or would result in their acquisition of additional shares of Class B Common Stock or any other events described in Item 4(a) through 4(j) of Schedule 13D.

Each Covered Person is expected to evaluate on an ongoing basis Hewitt’s financial condition and prospects and his or her interests in and with respect to Hewitt. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person may at any time and from time to time acquire or dispose of shares of Class A Common Stock and, subject to certain limitations, Class B Common Stock.

Item 5. Interest in Securities of the Issuer

(a) Rows (11) and (13) of the cover page to this Schedule 13D and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of all shares of Class B Common Stock held by any other Covered Person. None of the shares of Class B Common Stock reported in rows (11) and (13) of the cover page to this Schedule are shares as to which there is a right to acquire exercisable within 60 days.

(b) Rows (7) through (10) of the cover page to this Schedule 13D and Appendix A are hereby incorporated by reference. With respect to the Covered Shares subject to the Stockholders’ Agreement, the power to vote Covered Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of all shares of Class B Common Stock held by any other Covered Person.

(c) Except as described on Appendix B, no Covered Person has effected any transaction in the Class B Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders’ Agreement

As a condition to receiving shares of Class B Common Stock in the distribution by Holdings, the Holdings owners entered into a Stockholders’ Agreement whereby the shares received in the distribution would continue to be subject to similar restrictions as when the shares were held by Holdings. Hewitt, Holdings and the Holdings owners or their transferees who received shares of Class B Common Stock in the distribution from Holdings to the owners are parties to the Stockholders’ Agreement.

Shares Covered. The Stockholders’ Agreement covers:

•	all shares of Class B Common Stock and Class C common stock, par value $0.01 per share (the “Class C Common Stock”) beneficially owned by each Covered Person at the time such Covered Person entered into the Stockholders’ Agreement,

•	any shares of Class B Common Stock and Class C Common Stock as to which a Covered Person acquires beneficial ownership after execution of the Stockholders’ Agreement, and

•	any shares of Class A Common Stock as to which a Covered Person acquires beneficial ownership upon conversion of the shares of Class B Common Stock or Class C Common Stock beneficially owned by such Covered Person.

Shares of Class A Common Stock acquired by Covered Persons in the open market, upon the exercise of stock options granted pursuant to Hewitt’s incentive compensation plans or upon the grant of shares pursuant to such plans will not be subject to the Stockholders’ Agreement.

Transfer Restrictions. The Stockholders’ Agreement contains restrictions on transfer whereby each Covered Person who is an owner or transferee of an owner will be subject to the transfer restrictions described below. Such Covered Persons are referred to as “Owner Covered Persons.” Each Owner Covered Person may not transfer any Covered Shares beneficially owned by such Owner Covered Person until the later to occur of June 27, 2005 or the date which is six months after the consummation of the most recent public offering of Hewitt’s Class A Common Stock prior to June 27, 2005. Each Owner Covered Person may not transfer prior to June 26, 2006 any “goodwill shares” (defined below) beneficially owned by such Owner Covered Person which are still subject to the book to market phase-in discussed below.

Book to Market Phase-in. If a Holdings owner’s employment with Hewitt terminates (other than as a result of an owner’s retirement (subject to certain criteria), death or disability) within four years of Hewitt’s initial public offering (which occurred on June 27, 2002) and before the owner reaches the age of 55 with ten years of service with Hewitt, the number of shares held by the owner will be reduced. The shares held by a terminated owner which may be subject to reduction are referred to as “goodwill shares.” Upon completion of Hewitt’s initial public offering, there were approximately 55,600,000 of such shares. The reduction in the number of goodwill shares is a function of the then current book value and market value of the shares and is calculated according to the formula described below. Book value of Hewitt’s Class A Common Stock will be determined as of the end of the immediately preceding fiscal quarter for which Hewitt has reported financial results and market value of Hewitt’s Class A Common Stock will be determined based on the average closing sale price of Hewitt’s Class A Common Stock as quoted on the New York Stock Exchange for the five trading days preceding the date of termination.

Specifically, on each anniversary of the initial public offering, if a Holdings owner is one of Hewitt’s employees on that date, such owner’s entitlement to a portion of the goodwill shares will increase, as follows, from book value to market value.

	Entitlement to goodwill shares at book value	Entitlement to goodwill shares at market value
On or prior to June 27, 2003	100%	0%

On or after June 27, 2003 to June 26, 2004	75%	25%

On or after June 27, 2004 to June 26, 2005	50%	50%

On or after June 27, 2005 to June 26, 2006	25%	75%

On or after June 27, 2006	0%	100%

As to any goodwill shares that a Holdings owner is entitled to receive at market value, such shares will not be subject to surrender by the owner. As to any goodwill shares that an owner is entitled to receive at book value, an owner will surrender a number of shares having an aggregate market value equal to the difference between the market value and the book value of such shares. The surrendered shares will be reallocated to the remaining Holdings owners.

If a Holdings owner who is at least 52 years of age and who has been an owner for at least ten years provides twelve months’ prior written notice of intent to retire to the board of directors, such owner will be eligible for a special retiree formula as to entitlement to goodwill shares. Such formula considers the age of the individual and the number of years that person has been an owner. Depending on the combination of these factors, such person would be entitled to between 82% and 100% of his or her goodwill shares at market value at that time. Hewitt’s Chief Executive Officer, Mr. Gifford, has agreed to waive any enhanced rights to goodwill shares at market value due to retirement prior to June 27, 2006, unless his retirement is initiated by Hewitt’s Board of Directors.

In the event of a Holdings owner’s death, the estate of such owner will be entitled to 100% of the goodwill shares at market value. In the event of an owner’s disability, the owner will continue to be treated as an active employee during the disability.

Voting. The Stockholders’ Agreement provides that prior to any vote of Hewitt’s stockholders, a separate, preliminary vote of all of the Covered Shares owned by the Covered Persons will be held. All of the Covered Shares will then be voted in accordance with the vote of the majority of the votes cast in the preliminary vote. The preliminary vote will be administered by the stockholders’ committee designated in accordance with Hewitt’s Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing, in elections of directors, all Covered Shares owned by Covered Persons will be voted in favor of the election of those persons receiving the highest number of votes cast in the preliminary vote.

Term. The Stockholders’ Agreement continues in effect until the first to occur of the termination of the Stockholders’ Agreement by the affirmative vote of the holders of a majority of the Covered Shares, such time as the Covered Shares represent less than 10% of Hewitt’s issued and outstanding shares of common stock, or June 27, 2022. Covered persons are bound by the terms of the Stockholders’ Agreement for as long as they hold Covered Shares. Any termination of the book to market phase-in provisions would require the approval of the majority of Hewitt’s independent directors.

Waivers and Amendments. The executive committee of Holdings may waive the transfer restrictions for any reason it deems appropriate. Any waiver or amendment to the book to market phase-in provisions requires the approval of Hewitt’s independent directors.

Subject to the foregoing paragraph, the provisions of the Stockholders’ Agreement may generally be amended or waived by the affirmative vote of the holders of a majority of the Covered Shares. However, any waiver or amendment materially affecting Hewitt’s rights or obligations or the rights or obligations of either of the stockholders’ committee or the executive committee of Holdings requires the approval of the entity so affected.

Effects of Change in Control. Following the consummation of a change in control of Hewitt, the transfer restrictions applicable to Owner Covered Persons and the voting provisions discussed above will terminate. The book to market phase-in provisions will not be affected by a change in control and will continue to apply with respect to the Owner Covered Person’s shares in the acquiror. However, if a Holdings owner’s employment with Hewitt or the acquiror is terminated without cause within two years following a change in control, the owner will be entitled to all goodwill shares at market value.

Registered Secondary Sales

Pursuant to a registration rights agreement entered into in June 2002, Holdings has the right, on behalf of its owners, to request that Hewitt register for underwritten public sale, on each of three occasions, up to 12% of the shares held by its owners, the former partners of Bacon & Woodrow and key employees. This right is subject to the determination by Hewitt’s independent directors that such a sale is not contrary to the best interests of Hewitt. The independent directors may consider several factors in making such a determination, including share price performance after the date of the offering, equity market conditions and Hewitt’s operating results. The first right was exercised in relation to a public offering in August 2003. Under the registration rights agreement, Hewitt has agreed to indemnify Holdings and the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933.

On April 16, 2004, Hewitt filed a registration statement on Form S-3 with the Securities and Exchange Commission to facilitate possible future underwritten secondary offerings, block trades and other sales by the Holdings owners and the former partners of Bacon & Woodrow. The registration statement was filed, in part, to facilitate future requests under the registration rights agreement described above. Hewitt may, from time to time, engage in other organized sales or registered resales and otherwise release certain shares of Class B Common Stock and Class C Common Stock from transfer restrictions. Additionally, from time to time, subject to applicable securities laws restrictions, Hewitt has provided and will continue to provide holders of Class B Common Stock and Class C Common Stock the opportunity to participate in coordinated sales of common stock in non-registered offerings, including sales under Rule 144 of the Securities Act.

On September 30, 2004, Hewitt announced that it has been advised by Holdings that Holdings will release the transfer restrictions on 2 percent of the original aggregate number of shares of Class B Common Stock and Class C Common Stock each month from October through December 2004 (1.6 million shares per month). These shares may be sold pursuant to the S-3 registration statement referred to above, which became effective on August 31, 2004. Neither Holdings nor Hewitt is able to estimate how many of the released shares will be sold under the registration statement in that period. Holdings stated that liquidity opportunities after December 2004 could include a continuation of the release of transfer restrictions at the same or a different rate, a managed secondary offering, negotiated sales to institutions or a combination of these scenarios.

Minimum Stock Ownership Requirements

Holdings owners are required to hold a minimum number of shares while they are employees of Hewitt. Under the option award agreement for the Holdings owners, each Holdings owner is required to maintain beneficial ownership of at least 25% of such owner’s initial goodwill shares while employed by Hewitt.

Item 7. Material to be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION
A	Stockholders’ Agreement by and among Hewitt Associates, Inc., Hewitt Holdings LLC (n/k/a FORE Holdings LLC) and the Covered Persons signatory thereto dated as of July 1, 2003 (incorporated herein by reference to Exhibit 10.31 to Hewitt Associates, Inc.’s Registration Statement on Form S-3, as amended, Registration No. 333-105560).

B	Transfer Restriction Agreement between Hewitt Holdings LLC (n/k/a FORE Holdings LLC) and Hewitt Associates, Inc. (incorporated herein by reference to Exhibit 10.11 to Hewitt Associates, Inc.’s Registration Statement on Form S-3, as amended, Registration No. 333-105560).

C	Amended and Restated Registration Rights Agreement between Hewitt Holdings LLC (n/k/a FORE Holdings LLC) and Hewitt Associates, Inc. (incorporated herein by reference to Exhibit 10.3 to Hewitt Associates, Inc.’s Registration Statement on Form S-3, as amended, Registration No. 333-105560).

D	Ownership Transfer Interest Agreement between Hewitt Holdings LLC (n/k/a FORE Holdings LLC) and Hewitt Associates, Inc. (incorporated herein by reference to Exhibit 10.18 to Hewitt Associates, Inc.’s Registration Statement on Form S-3, as amended, Registration No. 333-105560).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2004

By:	/s/ David L. Hunt
Name:	David L. Hunt
As Attorney-in-fact

APPENDIX B

Shares of Class A Common Stock held by the following Covered Persons were sold during the period from August 11 to August 25, 2004 in customary brokers’ transactions for cash on the New York Stock Exchange in accordance with Rule 144 of the Securities Act of 1933, as amended, at a weighted average price per share of $25.12. The shares of Class A Common Stock were issued upon conversion of the shares of Class B Common Stock held by such Covered Persons to the extent sold in accordance with Rule 144.

Covered Person	Number of Shares of Class A Common Stock Sold
Abosch, Kenan Seth	3,461
Alexander, Jane F.	2,699
Anand, Sanjiv Krishan	5,174
Anderson, Bradley A.	2,780
Anderson, John L.	7,176
Annette S. Leckie 2003 Revocable Trust	1,142
Arbaugh, Karl E.	1,283
Arian, Mark David	2,988
Baggett, Jeffrey L.	707
Baird, Elizabeth A.	125
Baird, Elizabeth as Custodian	42
Baird, Sharon J.	1,628
Baird, Nathaniel T	530
Baloun, James	2,265
Barnes, Karen A.	3,176
Barry, Joseph Gerard	1,524
Barth, Jeffrey	1,127
Barylak, Gretchen Karol Lund	802
Basofin, Richard	1,891
Bassick, E. Webb	307
Baumruk, Raymond W.	988
Bausch, John J.	1,898
Beauregard, Thomas R.	2,729
Belmonte Jr., Frank	2,449
Bennett, Peter L.	3,659
Bentson, Margaret A.	3,185
Bernsee, Robert W.	4,388
Bernstein, Z. Samuel	2,190
Bicos, Sandy	1,195
Biersack, Donna Marie	963
Blasco, Guido	1,530
Blecher, Maurice David	3,619
Bloomer, James	1,702
Boden, Beth	1,480
Boerner, Peter R	3,031
Borgman, Peter J.	555
Brab, Regina	2,493
Bradford, Timothy M	9,961
Brandorff, Perry O.	5,949
Brost, David	1,277
Bruce, William C.	1,371
Bruner, Jack E.	4,607

Covered Person	Number of Shares of Class A Common Stock Sold
Bryant, Ronald Victor	1,294
Bueltmann, Ann N.	1,216
Burke, Patrick J	1,017
Butterworth, Thomas C	4,423
Cahn, David M.	1,306
Camferdam, Steven Robert	3,564
Campbell, Daniel J.	1,990
Campbell, Robert B., Jr.	511
Campbell, Stephen E.	911
Carey, Douglas J.	2,956
Carlson, Thomas D.	2,646
Carnegie, Jerry Y	6,501
Carroll, Annette Rosinski	2,756
Carswell, Thomas A	1,939
Casmer, David M.	1,369
Certain, Stephanie L	3,777
Christiansen, Christofer	3,175
Christopher R. Healy Declaration of Trust	2,387
Clarke, Brenda A.	794
Clarke, Michael	801
Clemens, Thomas P.	1,276
Clymer, Jeff	2,453
Cochran, William R.	3,215
Cole, Ray	845
Coletto, Nancy	1,000
Connolly, C. Lawrence, III	6,573
Coolley, Nancy E.	3,283
Corcoran, Maureen Ann	726
Cornwall, Lynn	2,587
Corvette, Gail H	2,744
Crawford, Neil M.	1,005
Crowley, Sue	360
Crowley, William A	1,173
Dahm, Joanne	1,177
Datta, Sumer	1,163
David L. Hunt Revocable Trust	10,029
Davids, Richard W	3,168
Deasey, John J.	1,855
Decker, Julie	1,372
Deer Park Limited Partnership	1,786
DeGregorio, Susan M.	1,134
Delahanty, Edward L	10,239

Covered Person	Number of Shares of Class A Common Stock Sold
Denlinger, Kurt	2,015
Dephtereos, Marjorie B.	1,643
Desenis, Judith M.	1,448
Detmer, Edward J.	2,300
Dhingra, Gautam	722
Doege, Paul R	55
Dolan, Elizabeth M.	3,528
Dolezal, Craig	2,173
Doucette, Stephen F.	1,063
Dunlap, Robert A.	740
Durbala, Michael R.	1,041
Dutton, Leslie	637
Eads, Jack W.	1,959
Eaker, Robert Charles	3,429
Earle, Thomas Warren	662
Eavenson, William T.	1,058
Eddington, Thomas L.	2,287
Eeckman, Philippe	732
Eikenberg, Darcy Lee	813
Evans, John M	3,709
Ewing Trust Agreement	4,334
Fastman, Bernardo Alberto	1,214
Ferreri, James P	4,929
Fisher, Enrique A	1,255
Fixmer, John P	978
Flint, Tom F.	2,243
Forsberg, Michael S.	1,256
Fortosis, David C.	1,215
Francis B. McArdle Revocable Living Trust	3,136
Franco, Edward E. V.	1,798
Friedes, Peter E	6,763
Furer, Burkhard	1,487
Futterman, Ronald Alan	4,694
Gallo, Sabina V.	903
Gandossy, Robert P.	4,050
Gang, Barry S	2,308
Gangloff, Sabine	1,020
Gardner, John D.	1,304
Gibbons, Michael	336
Gifford Holdings, L.P.	18,069
Goudriaan, Robert	1,199
Graham, Michael Eugene	2,138

Covered Person	Number of Shares of Class A Common Stock Sold
Grant, Philip D.	4,921
Gray, Stephen Michael	1,578
Grayson, Valerie A.	761
Greenbaum, David	904
Greene, William H.	645
Gretzinger III, Ralph E	5,296
Guagliardo, Nicolo	973
Gubitosi, Alan	1,429
Gubman, Edward Lee	3,836
Guthman, Michael A	6,491
Halaburt, Thomas L.	1,807
Hallen, Christian Eric	3,296
Halperin, Frederic	1,712
Hancock, Kip K.	614
Harvey, James J.	1,602
Hasbargen, Donald W	5,480
Haugen, Peter J.	909
Hauser, Brenda J.	1,367
Hauser, Linda S.	2,460
Hauser, Thomas J.	1,378
Hazen, Mary Judd	988
Heiring, George W	867
Henderson, Don Berwell	1,458
Hernandez, Javier	1,306
Higginbotham, Stanley Lamar	695
Hilgenberg, Timothy S	2,978
Hill, Michael R.	4,416
Hogg, Barbara J	2,146
Howlett, Catherine	1,617
Hughey, Thomas M	5,922
Hurst, Linda S.	1,149
Hutson Family Limited Partnership	3,018
Huxsaw, Lynne	1,677
Hyman, Jeffrey S.	4,448
Irion, Brian P.	420
Irwin, Barbara Jane	190
Istnick, Robert L	809
Jacobs, Ari N.	1,243
Jagla, Julie	868
James E. Nelson Irrevocable Trust of 2002	7,461
James, Alison A	798
James, Ken E	8,078

Covered Person	Number of Shares of Class A Common Stock Sold
Jarrett, Thomas Mark	4,201
Jeffay, Jason	3,824
Jensen, Phillip Claude	1,235
Jerry R. Westwood Trust	3,034
John C. Roberts and Angela M. Roberts Revocable Trust	964
John Hoos Revocable Trust	6,508
Johnson, Robert F.	501
Johnston, Michael L.	2,121
Jones, Allen F.	4,549
Jones, J. Michael	3,521
Jones, Richard E.	2,099
Jones, Ronald A	5,512
Jost, Michael G	630
Kann Family Trust	3,564
Kantor, Richard Geza	2,094
Kapahi, Naveen	1,815
Kaplan, Tilda Jarolim	709
Kathleen M. Trahan Revocable Trust	1,200
KBAM Ventures, L.P.	99
Kelly Jr., Vincent J.	4,010
Kelly, James William	4,289
Kerpan, James P	868
Kimler, Brad	1,166
Kinsley, Heather R.	924
Klein, Jeffrey	3,926
Knox, Christine M.	1,698
Kohlbry, Kathleen M.	2,786
Kopec, Albert	1,625
Koralik, Susan K.	4,344
Kordus, Claude	5,740
Kriegh, James A	264
Laketek, Maryann	4,305
Lally, Jane F.	841
LaSorte, Joseph A.	2,228
Lawrence, Simon	1,599
Leighton, Stephen M	2,912
Leone, Robert J.	1,998
Levin Family Limited Partnership	3,118
Levin, Howard J.	4,689
Leyendecker, Mary A.	1,742
Lima, Jean-Charles	769
Lindberg, Kenneth W	2,101

Covered Person	Number of Shares of Class A Common Stock Sold
Lindquist, Judith A.	844
Livsey, Frank	1,206
Lucey, Richard J	4,891
Lui, Cheryl M.	1,474
Makuck, Brian D.	2,232
Maskaleris, Elias R.	823
Mateja, Linda L.	2,023
Mattingly, Sharon	1,348
Maurer, Otto	4,514
McDonald, Danielle R.	1,700
McFall, Daniel F.	1,387
McGhee, James W.	3,141
McGuire, Francis Xavier	1,605
McKay, Robert J	1,335
McRae, Lisa Ann Smedstad	1,201
Meshboum, Stuart	4,840
Messick, Scott E.	1,633
Michael B. Jones Family Limited Partnership	4,502
Michael L. Trahan Revocable Trust	1,071
Miller, Lisa	2,091
Miller, Lori L.	1,038
Millson, Scott A.	961
Milo, Scott Vincent	962
Minner Jr., Donald	810
Mittelbrun, Theresa D.	1,726
Moran Jr., John	1,462
Moreland, Mary K.	2,080
Morris, Peter J.	771
Moses, John D.	1,975
Mott, Thomas Robert	2,744
Muench, Carol	927
Munn, Sally	189
Munn, Jeffrey	813
Murray, Mark Andrew	4,346
Neville, Thomas	285
Nunes, Jane Ann	2,929
O’Connor, John R.	1,420
O’Meara, Robert J	496
Ornt, Yvonne Gatcheff	3,037
Osrin, Neville P	1,634
Owens, Kevin	1,006
Padfield, Mark R.	4,583

Covered Person	Number of Shares of Class A Common Stock Sold
Papantonis, Perry C.	1,011
Parfitt, Mary Ann	931
Parker, T. Alan	1,003
Parrish, Norman W.	3,412
Pellettieri, Karen M.	1,762
Penter, Robert L.	2,156
Peterson, E Scott	5,286
Peterson, Steven W.	855
Piro Jr., John D.	1,325
Polk, Mary Ann	2,864
Pooley, Joanne	1,141
Powers, Michael J.	1,504
Prange, Sue L.	1,485
Primmer, Roger L.	1,700
Prospect, Theodore A.	1,246
Pulliam, William R	1,278
Quenan, Patrick W.	1,574
Rackey, David A.	2,488
Raffety, David Keith	2,768
Ramsey, E. Stephen	2,962
Renee F. Hochberg Living Trust	3,226
Reschke, Karin	1,089
Rhodes, Wendy S.	2,237
Richard W. Hutson Declaration of Trust	3,076
Rieger Jr., Leon	2,045
Ripp, Jeanette M	1,728
Riva, Katia	914
Robb, Marybeth C	2,934
Robert and Sandra Cook Family Limited Partnerhship	3,256
Roch, Thomas F	5,470
Romanchek, Robert A.	2,655
Romweber, Jane T.	4,672
Roof, Timothy C.	5,059
Rosow Family Limited Partnership	3,370
Ruth, Lloyd	1,169
Ryan, Duffy	1,344
Ryan, Michael John	2,538
Sales, Mary E.	3,021
Sanborn, Peter A.	1,840
Sanders, John B.	1,447
Sarrazin, Eric	842
Sartain, Keith T.	1,022

Covered Person	Number of Shares of Class A Common Stock Sold
Sawyer, Eileen C.	934
Schardt, Michael Alan	1,025
Scheffel, Elizabeth J.	1,207
Schippers, Sandy	153
Schippers, Norman	303
Schlachtmeyer, Laura	968
Schlachtmeyer, Melissa	968
Schlachtmeyer, Albert S	1,953
Schmitz Family Limited Partnership	1,545
Schmitz, Thomas L.	11,210
Schnoenenberger, Vitus	1,516
Schwehr, Mark D.	4,535
Scott, William	5,489
Seltz, Christine A.	2,680
Shafer, Paul M.	1,470
Shakeel, Mazen A.	749
Shimizu, Tomo	1,485
Shipman, Don R.	4,524
Silva, Anthony A.	1,450
Smith Family Trust	2,389
Smith, Bradley	993
Sneden, William M.	1,146
Soja, Richele A	1,086
Sorensen, Michael	1,259
Sorrentino, Anthony S	1,327
Sperling, Rosalyn M.	678
Sperling, Kenneth L.	1,942
Steinberg, Allen Terry	3,349
Stewart, Curtis W	3,906
Stifter, Jeredith W	2,870
Stiroh Jr., Bernard J.	1,693
Stock, Mary C.	2,830
Swanson, Mark A.	1,338
Swinehart, Kathy Lea	1,080
Sze, Michael	831
Tate, Robert	990
Ted J. Schwartzman Trust	2,322
Tenner, Leonard R.	2,807
The David Yanis Trust	290
The Martha J. Cochrane Declaration of Trust	1,457
The Peterson Family Trust	881
The Richard L. Moody Trust	2,926

Covered Person	Number of Shares of Class A Common Stock Sold
Thomas, Sean W.	2,601
Tobin, Harold B.	5,417
Toivari-Case, Carrie Marie	1,428
Toth, Frederick Carter	2,506
Trahan, Michael Lee	89
Ubelhart, Mark C	1,347
Vaccari, Thomas S.	1,223
Valentine, Lawrence V.	737
VanThournout, Richard A.	1,405
Veit, Anne A	1,308
Verseman, David W.	3,798
Virmani, Ravi	939
Visus, Deborah A.	771
Vogrich, Robert M.	3,093
Wagner, Francis H. T.	2,171
Wagner, Stephen B	5,014
Wallace, John J	1,069
Watson, Laura M	3,427
Weaver Jr, Pearce R.	1,056
Weaver, Trinda N.	2,205
Welkie, Robert Steven	1,209
Westervelt, Arthur Lee	3,688
Whinfrey, Judith A.	6,346
Whitney Jr., Mark S.	1,235
Wilen, Robert E.	2,516
William James Trust	6,786
Williams, Jonathan David	711
Wilson, Gerald I	9,548
Winston, Rebecca L.	1,791
Wise, Christi Rager	1,359
Witkowski, Wayne E.	1,600
Woldridge, Scott M.	2,632
Wolf, James K	1,568
Woodrum, James D.	2,740
Wright, Peter	3,400
Wunsch, Gerald E.	2,915
Yamamoto, Dale H	1,795
Yezzi, Anthony P	4,264
Young, William G.	1,154
Zadell, William R.	955
Zimmer, Jane E	1,227
Zurek, Colleen A.	1,468